Via Edgar

December 21, 2007

Mr. Amit Pande

Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Webster Financial Corporation

Form 10-K for Fiscal Year Ended

December 31, 2006

Response filed November 8, 2007

File No. 001-31486

Dear Mr. Pande:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter dated and received December 3, 2007, regarding the above referenced filings of Webster Financial Corporation ("Webster" or the "Company"). Below are the Staff's comments followed by the Company's response to each comment.

Form 10-K for the year ended December 31, 2006

Financial Statements

Comment:

Note 21 - Business Segments, Page 95
  We note your response to comment 2 of our letter dated October 30, 2007. It appears to us that the "Other" column in your reported segment results combines information about business activities and other operating segments not separately reported as required by paragraph 32 of SFAS 131. Please tell us how you determined that the current presentation complies with the requirements of SFAS 131.

  Response:

  The "Other" column of our reported segment results includes information about business activities that are not separately reported under paragraph 21 of SFAS 131. These business activities relate primarily to functions performed by our treasury department. These activities are not considered an operating segment as defined by SFAS 131 because they are not regularly reviewed by the chief operating decision maker ("CODM") to make decisions about resource allocations or to assess performance. The treasury department is viewed by the CODM primarily as a support function serving as an internal funding and collateral management mechanism for the Company. Additionally, the "Other" column of the Company's reported segment results contains other reconciling items not significant to any particular segment's measures of profit or loss in accordance with paragraph 32 of SFAS 131. Webster will revise future filings to separately report reconciling items in accordance with paragraph 32 of SFAS 131.

  Comment:
  We also note in the table on page 95 that the amount of assets allocated to the "Other" column exceeds the quantitative threshold specified in paragraph 18 of SFAS 131. Please tell us how you determined that there were no other operating segments requiring separate disclosures under SFAS 131.

Response:

While the total amount of assets allocated to the "Other" column exceeds the quantitative threshold specified in paragraph 18 of SFAS 131, within that amount there are no operating segments as defined by paragraph 10 of SFAS 131. See our response to comment 1 above for a description of how the CODM views the Company's treasury department.

Comment:

3. We reiterate our request from the fourth bullet of comment 2 of our letter dated October 30, 2007, regarding how the CODM uses the reported segment results in assessing segment performance and deciding how to allocate resources.

Response:

The CODM uses full profitability measurement reports which are prepared for each operating segment, and includes expected loss (EL), and funds transfer pricing. The difference between these report based measures (EL, funds transfer pricing) are reconciled to GAAP values in the "Other" column. These segment results are used as a basis for determining operating segment incentives, capital allocations, and product changes. The reports are reviewed on a monthly and quarterly basis and compare actual to planned results on a direct contribution basis, which is pretax. The operating segments that are generating revenue and revenue opportunities that exceed costs required to generate business and leverage fixed costs are allocated additional resources. The CODM typically has reduced resources to segments that are underperforming.

Comment:

  In your response to comment 2 of our letter dated October 30, 2007, you stated that the CODM uses the reported segment results in conjunction with detailed line of business reports and other management reports in assessing segment performance and deciding how to allocate resources. Given the use of more than one measure of performance by the CODM, please tell us how you considered the guidance in paragraph 30 of SFAS 131 regarding the reported measures being determined in accordance with principles most consistent with those used in measuring corresponding amounts in the consolidated financial statements.

  Response:

  In our response to the October 30, 2007 letter, we did reference detailed line of business reports and other management reports that support segment results. These reports are the basis for evaluating the performance of the segments and are prepared on the same basis, including the EL and funds transfer pricing techniques described in our disclosures. Other than expected loss and funds transfer pricing, the measures in these reports are consistent with those used in disclosing the corresponding amounts in the consolidated financial statements. Therefore, there is only one measure being used by the CODM in assessing segment performance and allocating resources. Segment profits and losses are being reported using that measure.

  Comment:
  In response to comment 2 of our letter dated October 30, 2007, we note that you plan to revise future filings to provide further clarification on various items included in the comment. Please provide us with a draft of your proposed disclosures.

Response:

In response to comment 2 of your letter dated October 30, 2007, we noted that we will revise future filings to expand our disclosures in order to address the various issues raised in the comment. The following is our proposed disclosures applicable to comment 2 of your letter dated October 30, 2007:

NOTE 21: Business Segments

Webster's operations are divided into two primary businesses that represent its core businesses, Retail Banking and Commercial Banking. Included in the Retail Banking segment is retail and business and professional banking, consumer finance, wealth management and insurance. Included in Commercial Banking is middle market, specialized lending, equipment financing, asset-based lending and commercial real estate. The balance of Webster's activities is reflected in Other including the Company's treasury area. The treasury area is responsible for managing Webster's securities portfolio, short-term investments, wholesale funding activities such as borrowings and the funding center. The income or loss for the funding center, which includes the impact of derivative financial instruments used for risk management purposes, represents the interest rate risk component of Webster's net interest income as calculated by Webster's funds transfer pricing model, to derive each operating segment's net interest income.

The methodologies and organizational hierarchies that define the business segments are periodically reviewed and revised. During the third quarter of 2005, Webster reevaluated its reportable segments and combined wealth and investment services into the Retail Banking segment. Wealth and investment services accounted for less than one percent of the consolidated total assets and revenues. The December 31, 2005 amounts have been restated, to reflect changes in the organizational hierarchies adopted and reflected in the results for the year ended December 31, 2006.

Webster uses an internal profitability reporting system to generate information by operating segment, which is based on a series of management estimates and allocations regarding funds transfer pricing, the provision for loan losses, non-interest expense and income taxes. These estimates and allocations, certain of which are subjective in nature, are continually being reviewed and refined. Changes in estimates and allocations that affect the reported results of any operating segment do not affect the consolidated financial position or results of operations of Webster's as a whole.

The Company uses a matched maturity funding concept, also known as coterminous funds transfer pricing ("FTP"), to allocate interest income and interest expense to each business while also transferring the primary interest rate risk exposures to the Other business segment. The allocation process considers the specific interest rate risk and liquidity risk of financial instruments and other assets and liabilities in each line of business. The "matched maturity funding concept" basically considers the origination date and the earlier of the maturity date or the repricing date of a financial instrument to assign an FTP rate for loans and deposits originated each day. Loans are assigned an FTP rate for funds "used" and deposits are assigned an FTP rate for funds "provided". From a governance perspective, this process is executed by the Company's Financial Planning and Analysis division and the process is overseen by the Company's Asset-Liability Committee.

In 2006 the combined amount of net interest income of the two reportable segments, as determined using the FTP methodology described above, exceeded the amount presented in the consolidated financial statements primarily due to loan balances in the segments being higher than deposit balances (Loan to Deposit Ratio above 100%). The FTP allocation process effectively creates a balanced statement of condition for the segments, with the offsetting entries reflected in the Other business segment. The level of "mismatch" (or funding liabilities in excess of interest earning assets for the Treasury unit) generated interest expense greater than interest income for the Other business segment.

The Company allocates the provision for credit losses ("PCL") based upon expected loss ("EL"). EL differs from the PCL in that EL is a management tool based on the expected loss over the expected life cycle of a financial instrument, whereas the PCL is determined in accordance with accounting principles generally accepted in the U.S. (the PCL is the amount necessary to maintain the allowance for loan losses at a level reflecting the probable credit losses inherent in the loan portfolio at a point in time). EL is estimated using assumptions for exposure, probability of default ("PD") and loss given default ("LGD") for various credit products, risk ratings, collateral and industries. Exposure is the sum of the outstanding balance plus assumptions regarding additional potential draw-downs based on outstanding commitments. EL is calculated on an instrument level basis using assumptions which are reviewed on an annual basis. The EL for an individual loan is calculated by multiplying the principal loan exposure by the PD and LGD percentages. The difference between the sum of the provisions for each line of business determined using the expected loss methodology and the consolidated provision is included in Other.

The Chief Operating Decision Maker ("CODM") uses full profitability measurement reports which are prepared for each operating segment, and includes EL, and FTP. The difference between these report based measures (EL, funds transfer pricing) are reconciled to GAAP values in the Other column. These segment results are used as a basis for determining operating segment incentives, capital allocations, and product changes. The reports are reviewed on a monthly and quarterly basis and compare actual to planned results on a direct contribution basis, which is pretax. The operating segments that are generating revenue and revenue opportunities that exceed costs required to generate business and leverage fixed costs are allocated additional resources. The CODM typically has reduced resources to segments that are underperforming.

In addition to including the treasury area, the Other category includes the residual financial impact from the allocation of revenues and expenses and certain revenues and expenses not attributable to a particular segment. The assets reported in Other include assets such as cash, investment securities, the cash surrender value of life insurance, premises and equipment, prepaid expenses and other assets.

In connection with responding to the Staff's comments, Webster hereby acknowledges that:

    Webster is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    Webster may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 578-2277.

Sincerely,

Gerald P. Plush

Senior Executive Vice President and

Chief Financial Officer